

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

<u>Via E-mail</u>
Michael D. Hagedorn
Chief Financial Officer
UMB Financial Corporation
1010 Grand Boulevard
Kansas City, Missouri 64106

  Re: UMB Financial Corporation
    Form 10-K for Fiscal Period Ended December 31, 2012
    Filed February 25, 2013
    File No. 000-04887

Dear Mr. Hagedorn:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Amit Pande

      Amit Pande
      Accounting Branch Chief